[Letterhead of Paul, Hastings, Janofsky & Walker LLP]

(212) 318-6052
christophertafone@paulhastings.com

March 21, 2011	77355.00003
VIA EDGAR
Mary A. Cole, Esq.
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	The Gabelli Global Multimedia Trust Inc. File Nos.: 333-172191 and 811-08476
Dear Ms. Cole:
     This letter responds to your comments communicated to the undersigned by letter dated March 10, 2011, with respect to the Registration Statement on Form N-2 (the “Registration Statement”) of The Gabelli Global Multimedia Trust Inc. (the “Fund”), which was filed with the Securities and Exchange Commission on February 11, 2011 (SEC Accession No. 0000950123-11-012639).
     The Fund’s responses to your comments are reflected below. We have restated the substance of your comments for your ease of reference. Capitalized terms have the same meanings as in the Registration Statement, unless otherwise indicated.
General
Comment 1. You have asked that we discuss the consideration that the Fund’s board of directors gave to the determinations and findings set forth in Investment Company Release No. 9932 (Sept. 15, 1977), and confirm that the directors made a determination that there is a reasonable likelihood that the existing shareholders would exercise a very substantial majority of the rights.
Response 1. The Fund respectfully notes that the findings and determinations set forth in Investment Company Release No. 9932 (Sept. 15, 1977), with respect to a transferable rights offering made in reliance on Section 23(b)(1) of the 1940 Act, have been superseded by the Association of Publicly Traded Investment Funds No-Action Letter (pub. avail. August 2, 1985), with the exception of the requirement that a board of directors determine in good faith that an “offering would result in a net benefit to existing shareholders.” In this regard, in

VIA EDGAR
Securities and Exchange Commission
March 21, 2011

approving the rights offering, the Board of Directors (the “Board”) of the Fund specifically concluded that the rights offering was expected to provide a net benefit to existing common shareholders, noting that: (i) the rights offering fully protects shareholders’ preemptive rights and does not discriminate among shareholders (except for the possible de minimus effect of not offering fractional rights), (ii) the Fund’s investment adviser will use its best efforts to ensure an adequate trading market in the rights for use by shareholders who do not exercise such rights, and (iii) the ratio of the rights offering does not exceed one new share for each three rights held.
Comment 2. You have requested that we describe the Fund’s plans regarding registering rights under the Securities Exchange Act of 1934.
Response 2. The Fund does not plan to register the rights under the Securities Exchange Act of 1934, as it is not required to do so.
Prospectus
Comment 3. Cover Page — Pricing Table — You have requested that the Fund add a footnote to “Total” to state that the figure assumes that all rights are exercised at the estimated subscription price. In addition, you have requested that the Fund provide a footnote to “Estimated Subscription Price to the Public” to provide a methodology for obtaining the estimated price.
Response 3. The Pricing Table in the Prospectus has been revised to reflect the actual (not estimated) subscription price as determined by the Pricing Committee of the Board on March 16, 2011. We believe that the inclusion of the footnotes relating to the “estimated” subscription price is no longer applicable, and therefore, have not included them.
Comment 4. Cover Page — You have requested that the Fund consider expanding footnote 1 to provide, on a per share and total amount basis, the net proceeds to the Fund after deducting total estimated offering expenses.
Response 4. The Prospectus disclosure has been revised in response to this comment.
Comment 5. Cover Page — You have requested that the Fund provide in a footnote to the Pricing Table the estimated offering expenses of any preferred stock or debt offering that is expected to occur during the next 12 months, since the preferred stock or debt offering expenses will be borne by the holders of the Fund’s common shares.
Response 5. The Fund has included the estimated offering expenses to be borne by common shareholders of the Fund of a preferred offering that may

VIA EDGAR
Securities and Exchange Commission
March 21, 2011

occur in the next 12 months in the Fee Table to the Prospectus, which has been provided in response to Comment 9.
Comment 6. Cover Page — You have requested that, in the paragraph following the pricing table, the Fund add a statement informing investors that, assuming all shares offered are purchased, the proportionate interest held by non-exercising shareholders will decrease by one-third upon completion of the rights offering. In addition, you requested that the Fund add a statement in this paragraph about the history of the Fund’s shares trading below net asset value. You have also requested that the Fund include information concerning the basic terms of the over-subscription privilege and indicate, if true, whether Fund insiders may obtain control of the Fund through the exercise of the primary subscription and over-subscription privilege.
Response 6. The Prospectus disclosure has been revised in response to this comment, however, disclosure with respect to Fund insiders has not been included as they would not obtain control of the Fund through the exercise of the primary subscription and over-subscription privilege.
Comment 7. Sale of Rights — You have requested that we explain how trading on the rights will begin three days prior to the record date, if one receives one right for each outstanding share owned on the record date.
Response 7. The rights will begin trading on a “when issued” basis on the NYSE three business days prior to the record date in accordance with NYSE requirements. Generally, rights may trade on the NYSE on a “when issued” basis before they are formally issued and the resulting conditional transactions are settled after the rights have been issued to shareholders.
Comment 8. Risk Factors and Special Considerations — Dilution — You have requested that the Fund add a statement about the history of the Fund’s shares trading below net asset value.
Response 8. The Prospectus disclosure has been revised in response to this comment.
Comment 9. Fees and Expenses — You have requested that the Fund disclose whether or not it anticipates leveraging through the offering of preferred stock during the next 12 months. If the Fund anticipates such an offering, you have requested that the Fund provide certain additional disclosures, as applicable:
Under the Stockholder Transaction Expenses section of the fee table, provide a “preferred stock offering expenses borne by holders of common stock” line item presentation. Expand the disclosure accompanying the Example to clarify that such amount is included in the Example tabular presentation.

VIA EDGAR
Securities and Exchange Commission
March 21, 2011

Make clear that the “Other Expenses” line item includes the cost of issuing preferred stock.
Add a “Cost of Servicing Preferred Stock” line item (or, in the alternative, include such expenses in an appropriate caption, e.g., “Leverage Expense”) before the “Total Annual Expenses” line item, and provide a footnote explanation. The cost of servicing preferred stock or leverage expense component should include all of the costs of servicing and issuing preferred stock stated as a percentage of net assets attributable to common shares.
State that the expense Example includes the cost of servicing preferred stock.
Response 9. Since the Fund may anticipate the use of leverage through the offering of preferred stock during the next 12 months, the “Fees and Expenses” section of the Prospectus has been revised to reflect the addition of the above-referenced disclosures, as applicable.
Comment 10. The Offer — You have requested that the Fund disclose the percentage increase in common shares outstanding that will occur if all rights are exercised.
Response 10. The Prospectus disclosure has been revised in response to this comment.
Comment 11. Over-Subscription Privilege — You have requested that we explain why this privilege has been structured to allow over-subscription requests to be honored in full (up to the amount of shares available) when doing so could increase the potential for the Fund’s largest shareholders and/or speculators to gain control of the Fund.
Response 11. As disclosed in the Prospectus, Record Date Shareholders who fully exercise all rights initially issued to them are entitled to buy those Fund shares, the “primary over-subscription shares,” that were not purchased by other Rights holders. If enough primary over-subscription shares are available, all such requests will be honored in full. If the requests for primary over-subscription shares exceed the primary over-subscription shares available, the available primary over-subscription shares will be allocated pro rata among those fully exercising Record Date Shareholders who over-subscribe based on the number of rights originally issued to them by the Fund. Shares acquired pursuant to the over-subscription privilege are subject to allotment. Rights acquired in the secondary market may not participate in the over-subscription privilege. Notwithstanding the above, the Prospectus disclosure has been revised to indicate that the Board has the right, in its absolute discretion, to eliminate the over-subscription privilege with respect to either or both primary over-subscription shares and secondary over-subscription shares if it considers it to be in the best interest of the Fund to do so. The Board may make that determination at any time, without prior notice

VIA EDGAR
Securities and Exchange Commission
March 21, 2011

to rights holders or others, up to and including the seventh day following the Expiration Date.
Comment 12. Use of Proceeds — You have requested that the Fund indicate whether any proceeds from the offering will be used to reduce indebtedness, and confirm that the proceeds are not intended to provide monies for the distribution policy, which may consist primarily of a return of capital.
Response 12. Proceeds from the offering will not be used to reduce indebtedness, and the proceeds are not intended to provide monies for the distribution policy. As disclosed in the Prospectus under “Use of Proceeds,” the Investment Adviser anticipates that investment of the proceeds will be made in accordance with the Fund’s investment objectives and policies as appropriate investment opportunities are identified. Pending such investment, the proceeds will be held in high quality short-term debt securities and instruments.
Comment 13. Principal Risks Associated with the Fund — You have requested that the Fund consider adding a heading “Risks Relating to This Offering,” under which the dilution disclosure would be included. Under this heading, you requested that the Fund should consider adding the risk that, through this rights offering, the Fund’s largest shareholders could increase their percentage ownership in the Fund and indicate, if true, that there is also the risk of Fund insiders obtaining control of the Fund.
Response 13. The Prospectus disclosure has been revised in response to this comment, and appropriate risk disclosure has been included as applicable.
Comment 14. The Subscription Price — You have requested that the Fund provide information about the discount/premium using a more current sales price.
Response 14. The Prospectus has been revised in response to this comment to include share price and corresponding net asset value and premium/discount information as of the latest practicable date.
Comment 15. Special Risks of Derivative Transactions — You have requested that the Fund review the observations set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010, and revise its disclosure of use and risks of derivatives accordingly.
Response 15. The Fund has reviewed the letter referenced, and respectfully submits that the Registration Statement disclosures adequately address the particular risks created by derivatives.

VIA EDGAR
Securities and Exchange Commission
March 21, 2011

Comment 16. Dividends and Distributions — You have requested that the Fund clarify in the Prospectus that:
•	Shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not.

•	Shareholders should not assume that the source of a distribution from the Fund is net profit.
In addition, you have requested that the Fund disclose the percentage of distributions that were a return of capital (or disclose the return of capital amount and total amount) during the last fiscal year. You have also requested that the Fund inform whether it intends to report a distribution yield.
Response 16. The Prospectus has been revised in response to this comment to the extent that sufficient disclosure was not already provided. The Fund does not intend to report a distribution yield.
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     Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above. Thank you.
Very truly yours,
/s/ Christopher J. Tafone
Christopher J. Tafone
for PAUL, HASTINGS, JANOFSKY & WALKER LLP
CJT/tdp

cc:	Agnes Mullady Gabelli Funds, LLC